Exhibit 21.1

SUBSIDIARIES OF RAFEX GOLD CORP.

Listed below are the subsidiaries of Rafex Gold Corp., a Wyoming corporation (the "Company"), as of the date hereof.

Name	of Subsidiary Jurisdiction of Incorporation or Organization
Rafex Pty Ltd.	Australia
Triple Twenty Pty Ltd.	Australia